UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Contango ORE, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

21077F100

(CUSIP Number)

C/O Donna Peak, as Trustee

Kenneth R. Peak Marital Trust

2 Longfellow Lane

Houston, TX 77005

(713) 470-8312

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077F100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth R. Peak Marital Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 788,102 shares of Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 788,102 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 788,102 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 21077F100	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”) of Contango ORE, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098.

Item 2.  Identity and Background.

This statement on Schedule 13D is filed on behalf of the Kenneth R. Peak Marital Trust (the “Trust” or the “Reporting Person”).

The Trust’s business address is 2 Longfellow Lane, Houston, Texas 77005.

During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

The Trust is organized in the State of Texas.

Item 3.  Source or Amount of Funds or Other Consideration.

The Trust acquired 788,102 shares of Common Stock via transfer from the Estate of Kenneth R. Peak on May 1, 2017.

Item 4.  Purpose of Transaction.

 The Trust acquired 788,102 shares of Common Stock via transfer from the Estate of Kenneth R. Peak on May 1, 2017.

As of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Item 5.  Interest in Securities of the Issuer.

 The Trust is the beneficial owner of, and has sole voting power and sole dispositive power over, 788,102 shares of Common Stock, which represents 15.1% of the Issuer’s outstanding Common Stock.

The percentage in this Item 5 is based upon 4,903,766 shares of Common Stock that were outstanding as of May 9, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10Q, which was filed on May 9, 2017, plus vested stock options to acquire 307,000 shares of Common Stock.

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person, except as described in this Schedule 13D.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 21077F100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENNETH R. PEAK MARITAL TRUST

/s/ Donna Peak Donna Peak

Trustee Trustee

May 11, 2017 May 11, 2017